Skadden, Arps, Slate, Meagher & Flom
                            300 South Grand Avenue
                        Los Angeles, California 90071


                                        September 30, 1997


          VIA ELECTRONIC TRANSMISSION

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549
          Attention:  Michael Reedich

               Re:  Merisel, Inc. Registration Statement on Form S-4

          Ladies and Gentlemen:

               On behalf of Merisel, Inc., a Delaware corporation (the "Company"), and pursuant to the Rule 477(a) promulgated under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-4 (Registration No. 333-27369), originally filed on May 19, 1997, together with all exhibits and amendments thereto, including Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 thereto (the "Registration Statement").
          The Registration Statement concerned securities to be issued pursuant to a proposed financial restructuring (the "Noteholder Restructuring") of the Company involving the exchange of all of the Company's 121/2 Senior Notes due 2004 (the "12.5% Notes" and the holders thereof, the "Noteholders") for shares of common stock, $.01 par value per share, of the Company (the "Common Stock"). The Company is requesting such withdrawal because the agreement between the Company and over 75% of the Noteholders that contemplated the Noteholder Restructuring has since terminated in accordance with its terms and the Company is no longer pursuing the Noteholder Restructuring.

               The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

               If you should have any questions or comments, please do not hesitate to call me at (213) 687-5230 or Joe Giunta at
          (213) 687-5040.

                                        Very truly yours,

                                        /s/ Rick C. Madden

                                        Rick C. Madden

          cc:  Karen A. Tallman, Esq.
               Joseph J. Giunta, Esq.